SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)*
COMSYS IT Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
92330P10
(CUSIP Number)
Vincent Altamura Esq.
Legal Division NC0630
Wachovia Corporation
One Wachovia Center
301 South College Street
30th Floor
Charlotte, North Carolina 28288-0630
(704) 383-4903
With a copy to:
T. Richard Giovannelli, Esq.
Kennedy Covington Lobdell & Hickman, L.L.P.
Hearst Tower, 47th Floor
Charlotte, North Carolina 28202
(704) 331-7484
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 23, 2007
(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92330P10	Page	2	of	7

1	NAMES OF REPORTING PERSONS: WACHOVIA INVESTORS, INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑[1]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,232,334

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,232,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,232,334

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	27.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
[1]	As a result of being party to the Voting Agreement (as described in Item 6 of the original Schedule 13D filed October 12, 2004), Wachovia Investors may be considered a member of a “group” for purposes of this Schedule 13D. Wachovia Investors expressly disclaims beneficial ownership of the shares of Common Stock (as defined herein) beneficially owned by the Other Stockholder Parties (as defined therein) to the Voting Agreement.
Page 2 of 7 Pages

CUSIP No.	92330P10	Page	3	of	7

1	NAMES OF REPORTING PERSONS: WACHOVIA CORPORATION

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑[2]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,232,334

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,232,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,232,334

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	27.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC
[2]	As a result of Wachovia Investors being party to the Voting Agreement (as described in Item 6 of the original Schedule 13D filed October 12, 2004), Wachovia Corporation may be considered a member of a “group” for purposes of this Schedule 13D. Wachovia Corporation expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Other Stockholder Parties to the Voting Agreement.
Page 3 of 7 Pages

EXPLANATORY NOTE: This Amendment No. 1 (this “Amendment”) is filed jointly on behalf of Wachovia Investors, Inc., a North Carolina corporation (“Wachovia Investors”), by virtue of its direct beneficial ownership of common stock (“Common Stock”) of COMSYS IT Partners, Inc., a Delaware corporation (the “Company”), and (ii) Wachovia Corporation, a North Carolina corporation (“Wachovia Corporation”), in its capacity as the sole parent company of Wachovia Investors (together with Wachovia Investors, the “Reporting Persons”). This Amendment, among other things, supplements and amends the Schedule 13D originally filed by the Reporting Persons on October 12, 2004 (the “Schedule 13D”) to report (a) the sale by Wachovia Investors of 2,078,061 shares of Common Stock in an underwritten public offering and (b) the pending sale by Wachovia Investors of certain additional shares of Common Stock pursuant to an Option Agreement entered into by Wachovia Investors on July 19, 2004. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are described to such terms in the Schedule 13D.
     The Schedule 13D is hereby amended as follows:
Item 4.     Purpose of Transaction.
     Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following:
     On January 18, 2007, Wachovia Investors entered into an underwriting agreement (the “Underwriting Agreement”) with BMO Capital Markets Corp., the Company and certain other parties named therein pursuant to which Wachovia Investors agreed to sell an aggregate of 2,078,061 shares of Common Stock in an underwritten public offering. The sale of such shares of Common Stock closed on January 23, 2007.
     The description of the Underwriting Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as Exhibit 99.2 hereto and incorporated herein by reference.
     As described in Item 6, Wachovia Investors entered the Option Agreement on July 19, 2004 with the Option Holders pursuant to which it agreed to sell an aggregate of up to 1,651,417 shares of Common Stock at an exercise price of $13.90 per share. On January 23, 2007, Wachovia Investors received notice from JPM Institutional and JPM Private of the exercise of their rights under the Option Agreement to purchase 296,582 shares and 77,453 shares, respectively, of Wachovia’s Common Stock. The closing of the sale of such shares to JPM Institutional and JPM Private is anticipated to occur on February 6, 2007. In addition, on January 26, 2007, Wachovia Investors received notice from Old Trafford of the exercise of its rights under the Option Agreement to purchase 830,680 shares of Wachovia’s Common Stock. The closing of the sale of such shares to Old Trafford is anticipated to occur on February 9, 2007. Finally, on January 29, 2007, Wachovia Investors received notice from GTCR Fund VI of the exercise of its rights under the Option Agreement to purchase 72,665 shares of Wachovia’s Common Stock. The closing of the sale of such shares to GTCR Fund VI is anticipated to occur on February 12, 2007. In accordance with the terms of the Option Agreement, the sale price of all such shares will be $13.90 per share.
     After giving effect to the sale of such shares to JPM Institutional, JPM Private, Old Trafford and GTCR Fund VI, Wachovia Investors would beneficially own an aggregate of 3,954,954 shares of Common Stock.
     Notwithstanding the foregoing, except as described in this Item 4 and in Item 6, none of the Reporting Persons has any present plan or proposal which relate to or would result in any of the matters
Page 4 of 7 Pages

referred to in Items (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person does reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.
Item 5.     Interest in Securities of the Issuer.
     Item 5(a) of this Schedule 13D is hereby amended and supplemented by adding the following:
     (a) On January 23, 2007, Wachovia Investors sold an aggregate of 2,078,061 shares of Common Stock pursuant to the Underwriting Agreement. Following such sale, Wachovia Investors beneficially owned an aggregate of 5,232,334 shares of Common Stock or approximately 27.3% of the Common Stock. Wachovia Corporation, in its capacity as the sole parent company of Wachovia Investors, may be deemed to beneficially own an aggregate of 5,232,334 shares, or approximately 27.3%, of the Common Stock. The foregoing amounts (i) exclude all shares that Wachovia Investors may be deemed to beneficially own by virtue of the Voting Agreement and (ii) do not give effect to the exercise of any option to purchase shares under the Option Agreement.
     Item 5(b) and (c) of this Schedule 13D are hereby amended and restated as follows:
     (b) Wachovia Investors has shared power to vote and shared power to dispose of 5,232,334 shares of the Common Stock. Wachovia Corporation, in its capacity as sole parent company of Wachovia Investors, may be deemed to have shared power to vote and shared power to dispose of 5,232,334 shares of the Common Stock. By virtue of the Voting Agreement, however, each member of the 13D Group, including Wachovia Investors and Wachovia Corporation, may be deemed to have shared power to vote all shares of Common Stock owned by the 13D Group.
     (c) Wachovia Investors sold 2,078,061 shares of Common Stock to BMO Capital Markets Corp. on January 23, 2007 pursuant to the Underwriting Agreement at a price per share of $19.55. Except as described in the preceding sentence and as otherwise described in Items 4, 5(a), and 6 hereto, none of the Reporting Persons has effected a transaction in shares of Common Stock during the past 60 days.
Item 6.     Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:
     As described in Item 4, on January 18, 2007, Wachovia Investors entered into the Underwriting Agreement with BMO Capital Markets Corp. (the “Underwriter”), the Company and certain other parties named therein, pursuant to which Wachovia Investors and such other parties agreed to sell an aggregate of 2,500,000 shares of Common Stock. The sale of 2,078,061 shares of Common Stock by Wachovia Investors closed on January 23, 2007, as described in Item 5. In connection with the Underwriting Agreement, Wachovia Investors also entered into a customary lock-up agreement with the Underwriter, pursuant to which Wachovia Investors agreed, subject to certain exceptions (including the sale of shares pursuant to the Option Agreement), not to dispose of or hedge any of its Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period ending April 23, 2007.
     The description of the Underwriting Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as Exhibit 99.2 hereto and incorporated herein by reference.
     Wachovia Investors’ pledge arrangement with Michael T. Willis described in the original Schedule 13D has been terminated.
Page 5 of 7 Pages

Item 7.     Material to Be Filed as Exhibits

Exhibit	Name

99.1	Joint Filing Agreement, dated as of January 30, 2007 by and among the Reporting Persons	Filed herewith

99.2	Underwriting Agreement dated as of January 18, 2007 by and among the Company, Wachovia Investors, BMO Capital Markets Corp. and the other parties named therein	Filed herewith
Page 6 of 7 Pages

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2007

WACHOVIA INVESTORS, INC.

	By:	/s/ Courtney R. McCarthy

	Name:	Courtney R. McCarthy
	Title:	Vice President

WACHOVIA CORPORATION

	By:	/s/ Courtney R. McCarthy

	Name:	Courtney R. McCarthy
	Title:	Vice President
Page 7 of 7 Pages